UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2003

Harmony Gold Mining Company Limited

Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F   X         Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes ______       No   X

     This Report on Form 6-K is incorporated by reference into the registration statement on Form F-3 (file no. 333-13516) for Harmony Gold Mining Company Limited, filed on December 23, 2002, and into the prospectus that forms a part of that registration statement.

HARMONY’S GROWTH STORY CONTINUES

Johannesburg — 22 January 2003 — Harmony Gold Mining Company Limited (NYSE: HMY: JSE: HAR) today announced the go-ahead of the Doornkop South Reef Project at its Randfontein Operations in Gauteng. The project which will be developed at a cost of R1,270 billion will ensure the company’s growth in production from that region.

For project purposes, it is estimated that 117 tons or 3,75 million ounces of gold will be recovered at a recovery grade of 6,4 g/t.

The project, which has a life of 20 years is expected to create 2 798 employment opportunities at full production. Production is expected to reach optimal levels of 330 000 ounces per annum after six years.

Africa Vanguard Resources (Doornkop) (Pty) Ltd, (AVR), a broad-based Black Economic Empowerment Company, founded by Sandile Zungu, has acquired a 26% stake of the mineral rights for a consideration of R250 million. An amount of R140 million will be paid in cash with the remaining R110 million being funded with call options to Harmony on 290 000 ounces of their production from the project. A Joint Venture between Harmony and AVR has been established to manage the project. In exchange for contributing their 26% share of the Doornkop mineral rights to the Joint Venture, AVR will share in 16% of the profits.

“We are excited about the prospect of a partnership with Harmony on the Doornkop South Reef Project as it embraces the philosophy and spirit of the Mining Charter,” commented Mr Sandile Zungu, Executive Chairman of Africa Vanguard Resources. “We look forward to a close working relationship and participation in the management of the JV. The necessary transfer of skills will enable AVR’s vision of becoming a significant player in the South African resources sector.”

“By developing this project Harmony continues the next phase of its growth strategy. Although we have concluded 23 acquisitions over the past five years, we have a portfolio of probably the most prospective shallow to medium depth project areas remaining in South Africa, of which the Doornkop South Reef Project is but one. The project returns an excellent NPV of R876 million and a robust IRR of 48%,” commented Bernard Swanepoel, chief executive of Harmony.

“Harmony has been at the forefront of creating opportunities for participation by Historically Disadvantaged South Africans in an industry that can, under the current gold price conditions, deliver similar projects”, noted Adv. Nogxina, the Director General of the Department of Minerals and Energy,” and we commend them for this positive approach.”
Issued by Harmony Gold
Mining Company Limited

For release at 09:00 am
on Wednesday
22 January 2003

For more details contact:

Bernard Swanepoel
on +27(0)83 303 9922

or

Ferdi Dippenaar
on +27(0)82 807 3684

Investor Relations
Corné Bobbert
Tel +27 11 684 0146
Fax +27 11 684 0188
Mobile +27(0)83 380 6614
cbobbert@harmony.co.za

www.harmony.co.za

ISIN No.: ZAE000015228

JSE: HAR
NYSE: HMY

Corporate Office: Suite No.1 Private Bag X1 Melrose Arch Johannesburg South Africa 2076 T +27 (11) 684 0140 F +27 (11) 684 0188
www.harmony.co.za     NYSE trading symbol: HMY     JSE trading symbol: HAR

2

“Harmony has participated in three BEE transactions to date, the most significant being its Joint Venture with ARMgold on the Free Gold assets in the Free State. We have always acted proactively when dealing with the requirements of the Minerals and Resources Development Bill. This transaction again proves that Harmony can continue with its strategy of growth in South Africa creating value to our shareholders and all stakeholders alike,” concluded Bernard Swanepoel.

Details on the Doornkop South Reef Project

Doornkop was included in the portfolio of assets when Harmony acquired Randfontein Estates Limited in January 2000. Harmony continued mining the Kimberley Reef at the shaft using mechanised mining methods which was recently changed to conventional mining methods at a reduced tonnage.

Over the last two years, ledging and limited stoping of the South Reef has taken place from 192 level. This has allowed for sampling and mapping of the faces to confirm the presence of a central pay shoot, adding value to the geological model.

Harmony conducted a preliminary study on the South Reef in the period from September 2000 to January 2001, the results of which indicated that the project would be economically viable. A feasibility study, to take the project to a definitive level was completed in August 2002.

The valuation results indicate a robust project with low technical risks and excellent returns.The project is essentially a shaft-deepening project.

The main shaft is currently at a depth of 1 340 m below surface and the sub-vertical ventilation shaft at a depth of 1 948 m below surface. To access the South Reef resource the main shaft will be deepened to 217 level to a depth of 2 032 m and the spillage incline shaft extended from 222 level to 227 level to a depth of 2 082 m from surface.

Initial development will be done using the existing sub-ventilation shaft. By carefully selecting the development targets it is possible to ensure an immediate production rate of 45 000t/month of reef, on commissioning of the deepened main shaft. There will be a rapid build up of production to 135 000t/ month six years after the start of the project.

The life of the project will be 20 years with gold production of 9 000 ounces in year one, building up to 42 000 ounces in year four. After year four gold production will build up rapidly to 330 000 ounces where it will remain up to year fourteen when gold production will start declining to the end of the project.

The South Reef lies between 1 650 and 2 000 metres below surface and at 900 metres below the Kimberley Reef dipping at 10 degrees to the southeast. It is a very thin seam, typically 1 to 10 cm thick.

Metallurgical test work reveals that about 70% of the gold mineralisation are in the form of free gold. This can be successfully addressed in the design of the recovery plant. It is also carbonaceous and friable in nature.

ENDS

Disclaimer

This document includes certain information that is based on management’s reasonable expectations and assumptions. These “forward-looking statements” include, but are not limited to, statements regarding estimates, intentions and beliefs, as well as anticipated future production, mine life, market conditions and costs. While management has prepared this information using the best of their experience and judgment, and in all good faith, there are risks and uncertainties involved which could cause results to differ from projections.

Cautionary Note to US Investors — The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this document, such as “resources”, that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our public filings with the SEC available from us at Harmony Gold Mining Company Limited, Suite Nr. 1, Private Bag X 1, Melrose Arch, 2076 South Africa, for the attention of: Mr. Ferdi Dippenaar, Commercial Director. You can also obtain these filings from the SEC by calling 1-800-SEC-0330.

HARMONY REPORTS SOLID OPERATIONAL PERFORMANCE UNDERLINED BY 6% GROWTH IN E.P.S.

Johannesburg – 27 January 2003 — Harmony Gold Mining Company Limited (NYSE: HMY: JSE: HAR) today reported a 6% increase in earnings per share, up from 247 cents to 262 cents quarter on quarter, despite receiving 6% or R6 292/kg less in gold price. The Harmony Board has approved an interim dividend of 125 cents up 67% on last year’s interim dividend of 75 cents. Earnings per share for the first six months of the 2003 financial year totals 509 cents, an increase of 89% over the 270 cents reported for the corresponding period in the previous financial year.

In terms of growth in production and earnings per share the company is well on track to improve on the previous year’s performance and is confident that planned year on year production growth of 16%, which will see the company produce in excess of 3,1 million ounces per annum, is achievable.

Cash operating profits quarter on quarter decreased by 20% from R950 million to R763 million with the stronger Rand alone contributing R150 million to the R187 million decrease. The company however still achieved a US$102/oz or 31% cash operating profit margin at cash costs of US$222/oz.

In cost terms, the operations performed well, despite South African inflation reaching a recent high of 12%. Cash operating costs decreased by 2% or R38 million to R1 649 million. Rand/tonne costs decreased by 4%. Despite the 3% decrease in overall production of 24 078 kg, R/kg costs remained flat at R68 500.The effects of the appreciation of the South African Rand is clear with Dollar cash costs increasing from US$204/oz using a R10,39 exchange rate to US$222/oz at R9,61 to the Dollar.

On 19 September 2002, Harmony, the National Union of Mineworkers (NUM) and the United Association of South Africa (UASA) entered into a historical agreement whereby the stakeholders will develop and maintain programmes to reverse the impact of HIV/AIDS.

The company views the current rising Dollar gold price trend as great news as it reflects interest from investors and speculators in gold as an alternative investment, hedging themselves against the current uncertainty in world markets.

“It is pleasing to see gold trading above US$350/oz as this shows there is solid support for gold at these levels and in the continued absence of significant hedging activities. Concerns that a gold price of above US$350/oz would see producers returning to their bad habits of hedging has been shown to be unfounded. The low interest rate environment resulted in a low gold contango and not even the most prolific hedgers are prepared to continue to ignore the clearly expressed wishes of investors when the potential benefits of hedging.	Issued by Harmony Gold
Mining Company Limited

For release at 09:00 am
on Wednesday
22 January 2003

For more details contact:

Bernard Swanepoel
on +27(0)83 303 9922

or

Ferdi Dippenaar
on +27(0)82 807 3684

Investor Relations
Corné Bobbert
Tel +27 11 684 0146
Fax +27 11 684 0188
Mobile +27(0)83 380 6614
cbobbert@harmony.co.za

www.harmony.co.za

ISIN No.: ZAE000015228

JSE: HAR
NYSE: HMY

Corporate Office: Suite No.1 Private Bag X1 Melrose Arch Johannesburg South Africa 2076 T +27 (11) 684 0140 F +27 (11) 684 0188
www.harmony.co.za      NYSE trading symbol: HMY      JSE trading symbol: HAR

2

is negligible. Exotic financial instruments are out of favour with investors and simple (“vanilla”) hedging is not worth the risk of further alienating investors who want exposure to a rising gold price. The record long positions held by speculators show that they expect the two year rising trend to continue,” commented Bernard Swanepoel, chief executive.

With the 23 acquisitions Harmony has completed to date came a portfolio of probably the most prospective shallow to medium depth mining project areas remaining in South Africa, at no cost. The returns from these acquisitions have been spectacular. The rising gold price may mean that now is not the smartest time to be buying growth opportunities. At these prices excellent returns are available from internal or organic growth projects which Harmony today owns. The Doornkop South Reef Project which was launched on 22 January 2003 is an excellent example. The Project, with an NPV of R876 million and IRR of 48%, will add an additional 330 000 ounces to the company’s production profile. In addition, 2 798 employment opportunities will be created. More projects are being evaluated and further announcements are expected in the next quarter.

The company recently announced its acquisition of stakes in companies who have operations and prospective exploration areas in Russia, and other mining regions in the world. Harmony’s stake in Highland Gold which was acquired at a total cost of US$26,4 million is currently valued at US$134 million.

On 21 November 2002 Harmony acquired a 21% stake in High River Gold at a cost of US$14,5 million. The stake in this Toronto based company with gold interests in Russia, Canada and West Africa has subsequently increased to US$24 million.

“In line with our growth strategy it has in the past, and definitely will in the future, become necessary for the company to make strategic investments in corporate entities. To date these activities have seen Harmony establish a sizeable international production base,” concluded Bernard.

ENDS

Disclaimer

This document includes certain information that is based on management’s reasonable expectations and assumptions. These “forward-looking statements” include, but are not limited to, statements regarding estimates, intentions and beliefs, as well as anticipated future production, mine life, market conditions and costs. While management has prepared this information using the best of their experience and judgment, and in all good faith, there are risks and uncertainties involved which could cause results to differ from projections.

Cautionary Note to US Investors – The United States Securities and Exchange Commission (the “SEC”) permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We may use certain terms in this document, such as “resources”, that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our public filings with the SEC available from us at Harmony Gold Mining Company Limited, Suite Nr. 1, Private Bag X 1, Melrose Arch, 2076 South Africa, for the attention of: Mr. Ferdi Dippenaar, Commercial Director. You can also obtain these filings from the SEC by calling 1-800-SEC-0330.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 28, 2003

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott Name: Frank Abbott Title: Chief Financial Officer